UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________________

Commission File Number: 1-32227

A. Full title of the plan and address of the plan, if different from that of the issuer named below.

CABELA’S, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Cabela’s Incorporated
One Cabela Drive
Sidney, NE 69160

CABELA’S, INC. 401(k) SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2004	8

EXHIBIT:

Exhibit 23: Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees
Cabela’s, Inc. 401(k) Savings Plan
Sidney, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Cabela’s, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 28, 2005

CABELA’S, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003

CASH	$1,209,121	$102,020

INVESTMENTS (Note 3)	146,372,135	71,528,467

RECEIVABLES:
Employer contribution	8,400,605	5,305,486
Participant contributions	151,369	-
Total receivables	8,551,974	5,305,486

NET ASSETS AVAILABLE FOR BENEFITS	$156,133,230	$76,935,973

See accompanying notes to the financial statements.

CABELA’S, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments (Note 3)	$24,904,174
Interest and dividends	3,330,597
28,234,771

Contributions:
Employer	8,961,185
Participants	6,978,386
Rollovers	1,382,379
17,321,950

Plan merger (Note 7)	39,179,672

Total additions	84,736,393

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	5,397,467
Administrative expenses	141,669
Total deductions	5,539,136

NET INCREASE	79,197,257

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	76,935,973

End of year	$156,133,230

See accompanying notes to the financial statements.

CABELA’S, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

1.	DESCRIPTION OF PLAN

The following description of the Cabela’s, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of Cabela’s Incorporated (the “Company”) and its subsidiaries, except excluded employees as specified by the Plan. Employees are eligible to participate upon hire and eligible for various mandatory and discretionary matching contributions when they have completed one year of service (at least 1,000 hours) and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions - Each year, participants may elect to contribute up to 80% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50 percent of the first six percent of compensation that a participant contributes to the Plan. Additional profit sharing contributions may be contributed at the option of the Company’s Board of Directors. For the year ended December 31, 2004, the employer elected to make a discretionary contribution of 10.43% of eligible compensation to certain participants (as defined).

Investments - Participants direct the investment of their contributions, the Company matching contributions, and the Company profit sharing contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds and the Company’s common stock as investment options for participants.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions, (b) Plan earnings, and (c) forfeitures of terminated participants’ nonvested accounts, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances (as defined). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary profit-sharing contribution portion of their accounts is based on years of service. A participant is 100% vested after six years of credited service. Participants also become fully vested upon attainment of age 65 or termination of employment because of death or disability.

Payment of Benefits - On termination of service due to death, disability, retirement or for other reasons a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the vested interest in the participant’s account. The Plan also allows a pre-retirement distribution option for participants age 60 or over, as stipulated in the Plan.

Forfeitures - At December 31, 2004 and 2003 forfeited non-vested accounts totaled $146,300 and $111,980, respectively. Company matching contribution forfeitures will be allocated as an additional Company matching contribution. Profit sharing contribution forfeitures will be allocated to eligible employees in the ratio that each participant’s compensation bears to total compensation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements were prepared in accordance with the financial reporting requirements of ERISA as permitted by the Securities and Exchange Commission’s amendments to Form 11-K adopted during 1990.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Administrative Expenses- The Plan’s participants pay certain administrative costs for the Plan. Only expenses paid by the Plan’s participants are reflected in the Plan’s financial statements.

Payment of Benefits - Benefits are recorded upon distribution.

3.	INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2004	2003

Cabela’s Incorporated Common Stock	$43,517,288	$	*
Fidelity Investments:
Fidelity Spartan U.S. Equity Index Fund	15,279,668		9,917,886
Dreyfus Funds:
Dreyfus Premier New Leaders Fund CL A	8,243,828		5,813,230
Oakmark Funds:
Oakmark International Fund	17,866,179		11,456,986
Franklin Templeton Investments:
Franklin Capital Growth Fund CL A	13,996,980		11,860,986
Marshall Funds:
MFS Total Return Class A Fund	*		7,721,969
Dodge and Cox Funds:
Dodge and Cox Balanced Fund	9,735,188		*
PIMCO Funds:
PIMCO Total Return Fund Administrative Shares	16,690,245		12,359,174
Other	21,042,759		12,398,236

	$146,372,135		$71,528,467

* Not an investment option in year presented.

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended
December 31, 2004

Net change in fair value:
Investments at fair value as determined by quoted market :
Cabela’s Incorporated Common Stock	$18,397,342
Mutual Funds	6,506,832

Net appreciation in fair value of investments	$24,904,174

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments has been retained by the Plan to perform certain custodial and administrative services and, therefore, these services qualify as party-in-interest transactions. Fees paid by the Plan for these services amounted to $28,550 for the year ended December 31, 2004.

At December 31, 2004, the Plan held 1,838,270 shares of common stock of Cabela’s Incorporated, the sponsoring employer, with a cost basis of $14,283,062.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their employer contributions.

6.	PLAN TAX STATUS

The Plan has applied for but has not received a determination letter.  However, the Company and the Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan is to be tax-exempt.   Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	PLAN MERGER

Effective March 1, 2004, the Company amended the Plan to merge the Cabela’s, Inc. Employee Stock Ownership Plan and Trust into the Plan. At this date all assets of the Cabela’s, Inc. Employee Stock Ownership Plan and Trust were transferred into the Plan and the Cabela’s, Inc. Employee Stock Ownership Plan and Trust was dissolved.

CABELA’S, INC. 401(k) SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500 SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2004

Column B	Column C	Column E

	Description of Investment
	Including Collateral, Rate
Identity of Issuer, Borrower,	of Interest, Maturity Date,	Current
Lessor or Similar Party	Par or Maturity Value	Value

*Cabela’s Incorporated	Common Stock - 1,838,270 shares	$ 43,517,288

*Fidelity Investments	Fidelity Spartan U.S. Equity Index Fund - 356,502 shares	15,279,668

Dreyfus Funds	Dreyfus Premier Future Leaders Fund - 63,155 shares	1,180,374

	Dreyfus Premier New Leaders Fund CL A - 185,588 shares	8,243,828

Oakmark Funds	Oakmark International Fund - 845,536 shares	17,866,179

Royce Funds	Royce Total Return Fund - 394,090 shares	4,831,546

Marshall Funds	Marshall Mid-Cap Value Fund - 272,786 shares	4,108,161

Franklin Templeton Investments	Franklin Capital Growth Fund CL A - 1,265,550 shares	13,996,980

Dodge and Cox Funds	Dodge and Cox Stock Fund - 50,630 shares	6,593,132

	Dodge and Cox Balanced Fund - 122,687 shares	9,735,188

PIMCO Funds	PIMCO Total Return Fund Administrative Shares - 1,564,222 shares	16,690,245

Gartmore Funds	Gartmore Morley Capital Accumulation Fund Service CL - 434,257 shares	4,329,546

		$ 146,372,135

* Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CABELA’S, INC. 401(K) SAVINGS PLAN

By: Cabela’s Incorporated, Administrator

Date: June 28, 2005	By:	/s/ Ralph W. Castner
Ralph W. Castner Vice President and Chief Financial Officer